UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 14, 2021

1. Date, Time and Place: On the 14th day of October 2021, at 03:30 pm, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Ronaldo Iabrudi dos Santos Pereira; Secretary: Aline Pacheco Pelucio.

4. Agenda: Analysis and deliberation on a transaction involving the conversion of Extra Hiper stores operated by Companhia Brasileira de Distribuição ("GPA") into owned and leased properties, which will be operated by the Company, including through the assignment of lease contracts , in the cash & carry format, involving a total of 71 (seventy-one) commercial points located in several Brazilian states (“Transaction”), to be formalized through the execution of (i) binding memorandum of understanding with GPA , to establish the terms and conditions of the Transaction, with an estimated total price to be received by GPA of up to R$5,200,000,000.00 (five billion and two hundred million reais), of which R$4,000,000,000.00 (four billion reais) shall be paid by the Company to GPA, in installments, between December 2021 and January 2024, provided that the conclusion of the Transaction is subject to certain conditions precedent. In addition, said memorandum of understanding will provide that the Transaction negotiations will include the acquisition by the Company of 17 (seventeen) GPA's own properties (which comprise part of the commercial establishments to be transferred), for a total aggregate price of up to R$1,200. 000,000.00 (one billion, two hundred million reais), if such properties have not been sold as provided for in the MoU Fundo below (“MoU GPA”); (ii) as intervening party, memorandum of understanding to be entered into between GPA and a real estate fund ("Fund"), regulating the terms and conditions for the sale of 17 (seventeen) GPA's own properties, with an estimated aggregate price of sale of up to R$1,200,000,000.00 (one billion, two hundred million reais), to be paid by the Fund to GPA (“MoU Fundo”), provided that the conclusion of the transactions described therein is subject to certain conditions; and (iii) memorandum of understanding with the Fund regulating the terms and conditions for the lease, after completion of the Transaction, of the properties acquired by the Fund for the Company, for a period of 20 (twenty) years, renewable for the same period ("MoU Fund Lease”).

5. Resolutions: initiating the work, Messrs. members of the Board of Directors, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira and Christophe José Hidalgo, declare that they will abstain from any vote that may occur at this meeting, in view of their understanding there is a conflict of interest due to the fact that they are also part of GPA's Board of Directors, having not participated in the presentations and discussions on the matters on the agenda. Furthermore, Messrs. Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, also declared that they will abstain from voting because they understand that there is a potential conflict of interest, as the Company and GPA are controlled by Casino, with which have relationship. Immediately thereafter, the other directors declared that they understand that they are not in a position of conflict of interest with regard to the analysis of the matters covered by this meeting.

Then, the members of the Board of Directors were presented with presentations about the Transaction by the members of the Company's Board of Directors, by BTG Pactual, the Company's financial advisor, and by the financial institution hired to prepare the fairness opinion. The favorable recommendation of the Corporate Governance and Sustainability Committee was also presented, under the terms of the Policy on Transactions with Related Parties of the Company, and of the Finance Committee.

Thus, the members of the Board of Directors present and declared not to be conflicted, resolved, unanimously and without reservations, to approve the execution of the Transaction through the execution of the MoU GPA, the MoU Fundo and the MoU Locação Fundo, with the Company's board of directors being authorized to take all measures to negotiate the definitive contracts, whose final terms must be approved by the Board of Directors.

6. Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, October 14th, 2021. Chairman: Mr. Ronaldo Iabrudi dos Santos Pereira; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, October 14, 2021.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.